June 7, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Landa Financing LLC Offering Statement on Form 1-A Filed May 15, 2024

File No. 024-12193

Dear Staff of the Division of Corporation Finance:

This letter is submitted on behalf of Landa Financing LLC (the “Company”) in response to a comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 6, 2024 (the “Comment Letter”) with respect to the Company’s Offering Statement on Form 1-A filed with the Commission on May 15, 2024 (the “Offering Statement”).The Company is concurrently filing an amended Offering Statement on Form 1-A (the “Amended Offering Statement”), which includes changes in response to the Staff’s comments as well as other revisions.

For your convenience, the Staff’s comments have been reproduced in bold italics herein with responses immediately following each comment. Unless otherwise indicated, page references in the Staff’s comments refer to the Offering Statement, and page references in the responses refer to the Amended Offering Statement. Defined terms used herein but not otherwise defined have the meanings given to them in the Amended Offering Statement.

Post-Qualification Amendment to Offering Statement on Form 1-A filed May 15, 2024

Part I

Item 3. Application of Rule 262, page I-1

1. We note that the box is checked indicating that disclosure under Rule 262(d) is included in Part II of the offering statement; however, no disclosure is provided. Please remove the check mark or revise your disclosure, as applicable.

Response to Staff Comment No. 1

In response to the Staff’s comment, the Company has revised Part 1 and removed the check mark indicating that disclosure under Rule 262(d) is included.

Item 4. Summary Information Regarding the Offering and Other Current or Proposed Offerings, page I-1

2. We note that the box is checked indicating that disclosure under Rule 262(d) is included in Part II of the offering statement; however, no disclosure is provided. Please remove the check mark or revise your disclosure, as applicable.

Response to Staff Comment No. 2

n response to the Staff’s comment, the Company has revised the Amended cover page of the Offering Circular and Part I-1 to include the dollar amount of the shares currently being offered and the amount sold within the last 12 months.

Sincerely,

LANDA FINANCING LLC

By:	Landa Management LLC, as manager

By:	Landa Holdings, Inc., as member manager

By:	/s/ Yishai Cohen
Name:	Yishai Cohen

Title:	Chairman, Chief Executive Officer and President